 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

V MEDIA CORPORATION
(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

91830A102
 (CUSIP Number)

Guojun Wang
Dalian Vastitude Media Group
8th Floor, Golden Name Commercial Tower
68 Renmin Road, Zhongshan District 116001
86-0411-8272-8168
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 21, 2015
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Cusip No. 91830A102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Guojun Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,850,000

	8	SHARED VOTING POWER
25,005,533

	9	SOLE DISPOSITIVE POWER
6,850,000

	10	SHARED DISPOSITIVE POWER
25,005,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,850,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.83%

14	TYPE OF REPORTING PERSON
IN

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s common stock who collectively own 25,005,533 shares (or 90.63%) of common stock of the Issuer.

* Based on 27,590,701 shares of the Issuer’s common stock outstanding as of March 16, 2015.

Cusip No. 91830A102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ming Ma

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,317,600

	8	SHARED VOTING POWER
25,005,533

	9	SOLE DISPOSITIVE POWER
3,317,600

	10	SHARED DISPOSITIVE POWER
25,005,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,317,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.02%

14	TYPE OF REPORTING PERSON
IN

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s common stock who collectively own 25,005,533 shares (or 90.63%) of common stock of the Issuer.
* Based on 27,590,701 shares of the Issuer’s common stock outstanding as of March 16, 2015.

Cusip No. 91830A102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Chuk Chung Fuk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,590,000

	8	SHARED VOTING POWER
25,005,533

	9	SOLE DISPOSITIVE POWER
6,590,000

	10	SHARED DISPOSITIVE POWER
25,005,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,590,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.88%

14	TYPE OF REPORTING PERSON
IN

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s common stock who collectively own 25,005,533 shares (or 90.63%) of common stock of the Issuer.

* Based on 27,590,701 shares of the Issuer’s common stock outstanding as of March 16, 2015.

 Cusip No. 91830A102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Yan-Jie Liu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
500,000

	8	SHARED VOTING POWER
25,005,533

	9	SOLE DISPOSITIVE POWER
500,000

	10	SHARED DISPOSITIVE POWER
25,005,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.81%

14	TYPE OF REPORTING PERSON
IN

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s common stock who collectively own 25,005,533 shares (or 90.63%) of common stock of the Issuer.

* Based on 27,590,701 shares of the Issuer’s common stock outstanding as of March 16, 2015.

Cusip No. 91830A102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jing-Ru Du

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
300,000

	8	SHARED VOTING POWER
25,005,533

	9	SOLE DISPOSITIVE POWER
300,000

	10	SHARED DISPOSITIVE POWER
25,005,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.09%

14	TYPE OF REPORTING PERSON
IN

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s common stock who collectively own 25,005,533 shares (or 90.63%) of common stock of the Issuer.
* Based on 27,590,701 shares of the Issuer’s common stock outstanding as of March 16, 2015.

Cusip No. 91830A102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Yi Tan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
300,000

	8	SHARED VOTING POWER
25,005,533

	9	SOLE DISPOSITIVE POWER
300,000

	10	SHARED DISPOSITIVE POWER
25,005,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.09%

14	TYPE OF REPORTING PERSON
IN

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s common stock who collectively own 25,005,533 shares (or 90.63%) of common stock of the Issuer.
* Based on 27,590,701 shares of the Issuer’s common stock outstanding as of March 16, 2015.

Cusip No. 91830A102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cai-Qin Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
300,000

	8	SHARED VOTING POWER
25,005,533

	9	SOLE DISPOSITIVE POWER
300,000

	10	SHARED DISPOSITIVE POWER
25,005,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.09%

14	TYPE OF REPORTING PERSON
IN

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s common stock who collectively own 25,005,533 shares (or 90.63%) of common stock of the Issuer.
* Based on 27,590,701 shares of the Issuer’s common stock outstanding as of March 16, 2015.

Cusip No. 91830A102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
China Reinv Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,497,933

	8	SHARED VOTING POWER
25,005,533

	9	SOLE DISPOSITIVE POWER
5,497,933

	10	SHARED DISPOSITIVE POWER
25,005,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,497,933

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.93%

14	TYPE OF REPORTING PERSON
PN

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s common stock who collectively own 25,005,533 shares (or 90.63%) of common stock of the Issuer.

* Based on 27,590,701 shares of the Issuer’s common stock outstanding as of March 16, 2015.

Cusip No. 91830A102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
De-Juan Zhou

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
500,000

	8	SHARED VOTING POWER
25,005,533

	9	SOLE DISPOSITIVE POWER
500,000

	10	SHARED DISPOSITIVE POWER
25,005,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.81%

14	TYPE OF REPORTING PERSON
IN

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s common stock who collectively own 25,005,533 shares (or 90.63%) of common stock of the Issuer.
* Based on 27,590,701 shares of the Issuer’s common stock outstanding as of March 16, 2015.

 Cusip No. 91830A102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Shuang-da Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
300,000

	8	SHARED VOTING POWER
25,005,533

	9	SOLE DISPOSITIVE POWER
300,000

	10	SHARED DISPOSITIVE POWER
25,005,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
300,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.09%

14	TYPE OF REPORTING PERSON
IN

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s common stock who collectively own 25,005,533 shares (or 90.63%) of common stock of the Issuer.

* Based on 27,590,701 shares of the Issuer’s common stock outstanding as of March 16, 2015.

Cusip No. 91830A102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Qiang Huang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,000

	8	SHARED VOTING POWER
25,005,533

	9	SOLE DISPOSITIVE POWER
200,000

	10	SHARED DISPOSITIVE POWER
25,005,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.72%

14	TYPE OF REPORTING PERSON
IN

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s common stock who collectively own 25,005,533 shares (or 90.63%) of common stock of the Issuer.
* Based on 27,590,701 shares of the Issuer’s common stock outstanding as of March 16, 2015.

Cusip No. 91830A102
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lanyun Wang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,000

	8	SHARED VOTING POWER
25,005,533

	9	SOLE DISPOSITIVE POWER
200,000

	10	SHARED DISPOSITIVE POWER
25,005,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.72%

14	TYPE OF REPORTING PERSON
IN

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s common stock who collectively own 25,005,533 shares (or 90.63%) of common stock of the Issuer.
* Based on 27,590,701 shares of the Issuer’s common stock outstanding as of March 16, 2015.

Cusip No. 91830A102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jie Fu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
150,000

	8	SHARED VOTING POWER
25,005,533

	9	SOLE DISPOSITIVE POWER
150,000

	10	SHARED DISPOSITIVE POWER
25,005,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
150,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.54%

14	TYPE OF REPORTING PERSON
IN

The Reporting Person could be deemed to be part of a “group” (as discussed in Item 2) with certain other beneficial owners of the Issuer’s common stock who collectively own 25,005,533 shares (or 90.63%) of common stock of the Issuer.
* Based on 27,590,701 shares of the Issuer’s common stock outstanding as of March 16, 2015.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of V Media Corporation (the “Issuer”), a Delaware corporation.  The principal executive office of the Issuer is located at Dalian Vastitude Media Group, 8th Floor, Golden Name Commercial Tower, 68 Renmin Road, Zhongshan District, Dalian, P.R. China.

Item 2. Identity and Background

This Schedule 13D is filed on behalf of Guojun Wang, Ming Ma, Chuk Chung Fuk, Yan-Jie Liu, Jing-Ru Du, Yi Tan, Cai-Qin Wang, China Reinv Partners, L.P., De-Juan Zhou, Shuang-da Wang, Qiang Huang, Lanyun Wang and Jie Fu (each a “Reporting Person”, and collectively referred to herein as the “Reporting Persons”).

Due to the nature of the transactions described in Items 3 and 4 of this Schedule 13D, the Reporting Persons could be deemed to be part of a “group” with each other within the meaning of Section 13(d)(3) of the Exchange Act. Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock beneficially owned by any other Reporting Person as to which such Reporting Person is not the record owner.

Guojun Wang has a business address of No.8 Chunhe Street, Zhongshan District, Dalian, Liaoning Province, China. Mr. Wang’s principal occupation is Chairman of the Board and Chief Executive Officer of the Issuer. The Issuer’s address is Dalian Vastitude Media Group, 8th Floor, Golden Name Commercial Tower, 68 Renmin Road, Zhongshan District, Dalian, P.R. China.

Ming Ma has a business address of No.62, Chunhe Street, Zhongshan District, Dalian, Liaoning Province, China. Ms. Ma’s principal occupation is President and a director of the Issuer. The Issuer’s address is Dalian Vastitude Media Group, 8th Floor, Golden Name Commercial Tower, 68 Renmin Road, Zhongshan District, Dalian, P.R. China.

Chuk Chung Fuk has a business address of shop C20,1/F, Broadway Plaza, 2-12 Queen's Road West, Hong Kong. Mr. Fuk is self-employed and engages in international trading and investment.

Yan-Jie Liu has a business address of Hongye Square, Zhongshan District, Dalian, Liaoning, Dalian, China. Ms. Liu’s principal occupation is sales representative of the Issuer. The Issuer’s address is Dalian Vastitude Media Group, 8th Floor, Golden Name Commercial Tower, 68 Renmin Road, Zhongshan District, Dalian, P.R. China.

Jing-Ru Du has a business address of No.12, Zhong Jia Xiang, Zhongshan District, Dalian, Liaoning Province, Dalian, China. Mr. Du’s principal occupation is sales representative of the Issuer. The Issuer’s address is Dalian Vastitude Media Group, 8th Floor, Golden Name Commercial Tower, 68 Renmin Road, Zhongshan District, Dalian, P.R. China.

Yi Tan has a business address of No.15 Fuguo Street, S hahekou District, Dalian, Liaoning Province, China. Mr. Tan’s principal occupation is sales representative of the Issuer. The Issuer’s address is Dalian Vastitude Media Group, 8th Floor, Golden Name Commercial Tower, 68 Renmin Road, Zhongshan District, Dalian, P.R. China.

Cai-Qin Wang has a business address of 2-4, No. 69 Wansui Street, Shakekou District, Dalian, Liaoning Province, China. Ms. Wang’s principal occupation is administrative worker of the Issuer. The Issuer’s address is Dalian Vastitude Media Group, 8th Floor, Golden Name Commercial Tower, 68 Renmin Road, Zhongshan District, Dalian, P.R. China.

De-Juan Zhou has a business address of No.203, Yongping Street, Shahekou District, Dalian, Liaoning Province, China. Ms. Zhou is a self-employed private investor in domestic trading of consumption goods.

Shuang-da Wang has a business address of No.3, Xianger Street,Xigang District, Dalian, Liaoning Province, China. Mr. Wang is self-employed private investor in domestic trading of consumption goods.

Qiang Huang has a business address of 90 Renmin Road, Building 5, Unit 1-602, Si-Fang District, Qingdao, China. Mr. Huang is a self-employed private investor.

Lanyun Wang has a business address of Jiuzhou Road, People's Hospital Residential Compound, Building #2, Unit 3, Suite 402, Qibin District, Hebi City, Henan, China. Ms. Wang's principal occupation is medical doctor at the People’s Hospital of Hebi which has an address of Jiuzhou Road, People's Hospital Residential Compound, Building #2, Unit 3, Suite 402, Qibin District, Hebi City, Henan, China.

Jie Fu has a business address of Room 202, No.25, 100 Nong, Shunyi Road, Putuo District, Shanghai, China. Mr. Fu is a self-employed private investor.

During the last five years, none of above Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the above Reporting Persons is a citizen of the People’s Republic of China.

China Reinv Partners, L.P., is a limited partnership formed under the laws of the British Virgin Island, with its principal business being investments in companies. The address of its principal offices are located at Akara Bldg. 24 De Castro Street, Wickhams, Cayman Islands, Road Town Tortola, B.V.I. Chalotte Dorothy Van Heerden and Nan Widdicombe are the directors of Hawkland Investments Ltd, the general partner of China Reinv Partners, L.P.  During the last five years, neither the directors nor the general partner have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On April 21, 2015, V Media Acquisition Corporation, a Delaware corporation ("Merger Sub"), The Eastern Jin Kai International Limited, an exempted company incorporated under the laws of Hong Kong (“Holdco”), and each of the Reporting Persons entered into an agreement (the “Merger Agreement”) pursuant to which the Reporting Persons agreed to contribute 25,005,533 shares of Common Stock of the Issuer (the "Subject Shares"), to Holdco in exchange for an aggregate of 25,005,533 shares of ordinary shares of Holdco.

Item 4. Purpose of Transaction

Pursuant to the Merger Agreement each of the Reporting Persons agreed to contribute the Subject Shares, representing all of the shares of Common Stock which they own in the Issuer (representing 90.63% of the issued and outstanding shares of common stock of the Issuer) to Holdco in exchange for an aggregate of 25,005,533 ordinary shares of Holdco. Pursuant to the contemplated Merger, Merger Sub will be merged with and into the Issuer in accordance with Section 253 of the General Corporation Law of the State of Delaware, with the Issuer being the surviving entity of the Merger.  Once the Merger is completed, the Issuer will become a wholly owned subsidiary of Holdco. Holdco then intends to terminate the registration of the shares of Common Stock of the Issuer.

Other than described above in connection with the Merger and the going private transaction of the Issuer, the Reporting Persons do not have any other plans or proposals that would relate to or result in any of the matters set forth below.
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An   extraordinary   corporate   transaction,   such   as a   merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the  present  board of  directors  or  management  of the Issuer,  including  any  plans or  proposals  to  change  the  number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f)  Any  other  material  change  in the  Issuer's  business  or  corporate structure,  including  but  not  limited  to,  if  the  Issuer is a  registered closed-end investment company, any plans or proposals to make any changes in its investment  policy for which a vote is required by Section 13 of the  Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; or
     (h) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

The following table sets forth the beneficial ownership of shares of Common Stock of the Issuer for each of the Reporting Persons.

Reporting person	Amount beneficially owned: (1)	Percent of class:(1) (2)	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Guojun Wang	6,850,000	24.83%	6,850,000	25,005,533	6,850,000	25,005,533
Ming Ma	3,317,600	12.02%	3,317,600	25,005,533	3,317,600	25,005,533
Chuk Chung Fuk	6,590,000	23.89%	6,590,000	25,005,533	6,590,000	25,005,533
Yan-Jie Liu	500,000	1.81%	500,000	25,005,533	500,000	25,005,533
Jing-Ru Du	300,000	1.08%	300,000	25,005,533	300,000	25,005,533
Yi Tan	300,000	1.08%	300,000	25,005,533	300,000	25,005,533
Cai-Qin Wang	300,000	1.08%	300,000	25,005,533	300,000	25,005,533
China Reinv Partners, L. P (3)	5,509,933	19.93%	5,497,933	25,005,533	5,509,933	25,005,533
De-Juan Zhou	500,000	1.81%	500,000	25,005,533	500,000	25,005,533
Shuang-da Wang	300,000	1.08%	300,000	25,005,533	300,000	25,005,533
Qiang Huang	200,000	0.72%	200,000	25,005,533	200,000	25,005,533
Lanyun Wang	200,000	0.72%	200,000	25,005,533	200,000	25,005,533
Jie Fu	150,000	0.54%	150,000	25,005,533	150,000	25,005,533

(1) Each of the Reporting Persons could be deemed to be part of a “group” with each other.

(2) Percentage of beneficial ownership of each listed person is based on 27,590,701 shares of Common Stock outstanding as of March 16, 2015.

(3) Charlotte Dorothy Van Heerden and Nan Widdicombe, directors of China Reinv Partners, L.P., share the power to vote or direct the vote of or to dispose or direct the disposition of the shares held by China Reinv Partners, L.P.

Other than the transactions described in this Schedule 13D, during the sixty days prior to the filing of this Schedule 13D, there were no transactions in the shares of Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common Stock, effected by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Merger Agreement described in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons also consented to a joint filing on Schedule 13D pursuant to the Merger Agreement.

To the best knowledge of the Reporting Persons, except as provided herein, in the Schedule 13D and any of its amendments, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Merger Agreement dated April 21, 2015, among V Media Acquisition Corporation, The Eastern Jin Kai International Limited and each of the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 22, 2015

/s/ Guojun Wang
Guojun Wang

/s/ Ming Ma
Ming Ma

/s/ Chuk Chung Fuk
Chuk Chung Fuk

/s/ Yan-Jie Liu
Yan-Jie Liu

/s/ Jing-Ru Du
Jing-Ru Du

/s/ Yi Tan
Name: Yi Tan

/s/ Cai-Qin Wang
Cai-Qin Wang

China Reinv Partners, L.P.

By:	/s/ Judith Kurland	By:	/s/ Elie Mamane
Name:	Judith Kurland	Name:	Elie Mamane
Title:	General Attorney	Title:	General Attorney

/s/ De-Juan Zhou
De-Juan Zhou

/s/ Shuang-da Wang
Shuang-da Wang

/s/ Qiang Huang
Qiang Huang

/s/ Lanyun Wang
Lanyun Wang

/s/ Jie Fu
Jie Fu